Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED

CERTIFICATE OF INCORPORATION

OF

MITEK SYSTEMS, INC.

MITEK SYSTEMS, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is MITEK SYSTEMS, INC.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 29, 1986.

THIRD: The Corporation’s Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 14, 2011 (the “Restated Certificate of Incorporation”).

FOURTH: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions amending the Restated Certificate of Incorporation as follows:

1. The first sentence of the fourth paragraph of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is Sixty-one Million (61,000,000) shares consisting of One million (1,000,000) shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”), and Sixty million (60,000,000) shares of Common Stock, $0.001 par value per share (the “Common Stock”).

FOURTH: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 222 and 242 of the DGCL.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Corporation has caused this CERTIFICATE OF AMENDMENT to be signed by its President and Chief Executive Officer as of the 14th day of February 2013.

MITEK SYSTEMS, INC.

By:	/s/ James B. DeBello
	Name:	James B. DeBello
	Title:	President and Chief Executive Officer